File No. 070-10319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________________________________

FORM U-1/A

AMENDMENT NO. 1

to

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________________________

CLECO CORPORATION

2030 Donahue Ferry Road
Pineville, Louisiana 71360
(318) 484-7400

CLECO MIDSTREAM RESOURCES LLC
2030 Donahue Ferry Road
Pineville, Louisiana  71360
(318) 484-7400

(Names of companies filing this statement and address of principal executive offices)

______________________________________________

R. O'Neal Chadwick, Jr., Esq.
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana  71360

(Name and address of agent for service)

_______________________________________________

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

R. O'Neal Chadwick, Jr., Esq. Cleco Corporation 2030 Donahue Ferry Road Pineville, Louisiana 71360	Robert F. Shapiro, Esq. Adam Wenner, Esq Chadbourne & Parke LLP 1200 New Hampshire Avenue, NW Washington, D.C. 20036

The Application-Declaration of Cleco Corporation and Cleco Midstream Resources LLC (File No. 70-10318) was filed on June 29, 2005.  As a result, the Application-Declaration of Cleco Corporation and Cleco Midstream Resources LLC (File No. 70-10319) filed on July 7, 2005 is hereby withdrawn due to its duplication with the previous filing listed above.

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION
By: /s/ R. O'Neal Chadwick, Jr.
Title: Senior Vice President and General Counsel
CLECO MIDSTREAM RESOURCES LLC
By: /s/ Samuel H. Charlton III
Title: Senior Vice President and Chief Operating Officer